FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934





For the month of February 2009

Commission File Number: 0-30820

                            Tikcro Technologies Ltd.


                 (Translation of registrant's name into English)

                 126 Yigal Allon Street, Tel-Aviv 67443, Israel

                                (+972-3) 696-2121

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X                   Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes____                      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

 99.1 Press Release: USA FDA Allows Biocancell to Commence Phase I/IIa Ovarian and Pancreatic Clinical Trials. Dated: January 14, 2009.






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           Tikcro Technologies Ltd.

                                           (Registrant)

                                           By:/s/ Adam M. Klein
                                              --------------------------
Date: February 2, 2009                     Adam M. Klein for Eric Paneth,
                                           pursuant to authorization

                                  EXHIBIT INDEX

Exhibit Number                    Description of Exhibit

 99.1 Press Release: USA FDA Allows Biocancell to Commence Phase I/IIa Ovarian and Pancreatic Clinical Trials.
                     Dated:  January 14, 2009.